

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 9, 2018

Wenfa Sun
President and Chief Executive Officer
CAT9 Group Inc.
Yudong Miaoshitai #46-9, Bana District
Chongqing, China 401321

> **Re:** **CAT9 group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 22, 2018**
> **File No. 333-222288**

Dear Mr. Sun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2018 letter.

General

1. Update your financial statements to comply with Rule 8-08 of Regulation S-X and provide corresponding updated disclosures throughout your filing.

Due to the lack of a trading market for our securities, … page 42

2. We note your response to prior comment 2. However, you continue to refer to the OTC Markets Pink Sheets in your prospectus. For example in the risk factor referenced above and on page 53 in the paragraph after your use of proceeds chart you reference the OTC Markets Pink Sheets. Please review your entire filing and remove such references.

Products and Markets, page 44

3. We note your response to prior comment 6 and the related exhibits. However, we note that it does not appear that the exhibits support your statements as strongly as you have presented. In this regard, Exhibit 99.5 says that acer truncatum "has the potential" to reduce Alzheimer's but you have stated "studies have shown it to improve and reduce the risks of Alzheimer's disease." Please review your statements and the supporting materials and revise as necessary.

Exhibits, page 68

4. We note your response to prior comment 7 and your revised disclosures on page 6. However, your exhibit index is inconsistent with your disclosure elsewhere in your prospectus. For example, on page 6 you state that two joint venture agreements are incorporated by reference into your prospectus as exhibits as 10.3 and 10.4, however, your exhibit index seems to identify the same agreements as exhibits 10.5 and 10.6. Please revise your disclosures or advise.

Signatures, page 71

5. Your registration statement on Form S-1 has not been signed as provided in the Instructions to Signatures on Form S-1. The Form S-1 should be signed by a majority of the board of directors. You seem have two directors and yet only one director has signed the registration statement. Please amend your Form S-1 to provide signatures as provided in the form.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products